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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                       VWR SCIENTIFIC PRODUCTS CORPORATION
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                            (Name of Subject Company)
                               EM SUBSIDIARY, INC.
                          EM LABORATORIES, INCORPORATED
                         MERCK KGaA, DARMSTADT, GERMANY
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                                    (Bidders)
                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)
                                    918435108
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                      (Cusip Number of Class of Securities)
                                STEPHEN J. KUNST
                          VICE PRESIDENT AND SECRETARY
                               EM SUBSIDIARY, INC.
                       C/O EM LABORATORIES, INCORPORATED.
                                 7 SKYLINE DRIVE
                            HAWTHORNE, NEW YORK 10532
                                 (914) 592-4660
                                    Copy to:
                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
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            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                  July 14, 1999

                         (Continued on following pages)

                               (Page 1 of 4 pages)
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    This Amendment No. 3 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), which was originally filed with the Securities and Exchange Commission (the "Commission") on June 14, 1999 by Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA"), EM Laboratories, Incorporated, a New York corporation and an indirect subsidiary of Merck KGaA ("Parent"), and EM Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended and supplemented by Amendment No. 1 thereto, which was filed with the Commission on July 2, 1999, and Amendment No. 2 thereto, which was filed with the Commission on July 8, 1999, relating to Purchaser's tender offer for all outstanding shares of Common Stock, par value $1.00 per share, of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Issuer"), at $37.00 per Share, net to the Seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1 (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

    All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item number and responses thereto are in accordance with the requirements of Schedule 14D-1.

ITEM 10. ADDITIONAL ITEMS TO BE FURNISHED.

    Items 10 is hereby amended and supplemented as follows:

    In a press release dated July 14, 1999, EM Industries, Incorporated, the parent company of Parent, announced that the tender offer by Parent's wholly owned subsidiary, Purchaser, for all outstanding shares of the Issuer, expired, as scheduled, at 12:00 midnight on Tuesday, July 13, 1999, New York City time. A copy of the press release is attached hereto as Exhibit (a)(11) and incorporated herein by reference.

    In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, Purchaser will promptly pay the consideration due to holders of shares that have been accepted for payment. Upon the final determination of and payment for shares validly tendered, a final Amendment to this Statement will be filed, reporting the final results of the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented as follows:

    (a)(11) Text of Press Release, dated July 14, 1999.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 1999


                                        EM SUBSIDIARY, INC.


                                        By:      /s/ Dieter Janssen
                                        Name:  Dieter Janssen
                                        Title:   President





                                        EM LABORATORIES, INCORPORATED



                                        By:      /s/ Stephen J. Kunst
                                        Name:    Stephen J. Kunst
                                        Title:   Vice-President & Secretary





                                        MERCK KGaA, DARMSTADT, GERMANY



                                        By:      /s/ Klaus-Peter Brandis
                                        Name:    Klaus-Peter Brandis
                                        Title:   Departmental Director
                                                  (Abteilungsdirektor)


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                                EXHIBIT INDEX


EXHIBIT

(a)(11) Text of Press Release, dated July 14, 1999.